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                                                    Teresa M.R. Hamlin
                                                    PFPC Inc.
                                                    99 High Street, 27th Floor
                                                    Boston, Massachusetts 02110
                                                    (617) 338-4340

                                                    December 22, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management, Room 5501
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. James O'Connor

Re: Aston Funds (formerly, ABN AMRO Funds (the "Registrant" or the "Trust") 1933 Act No. 33-68666
         1940 Act No. 811-8004
         Post-Effective Amendment No. 71

Dear Mr. O'Connor:

         On October 10, 2006, the Trust filed with the Securities and Exchange Commission (the "Commission") Post-Effective Amendment No. 71 under the Securities Act of 1933 to its Registration Statement on Form N-1A (the "Registration Statement") in connection with the Trust's offering of two new series, namely Aston/ABN AMRO International Fund ("International Fund") and Aston/Optimum Large Cap Opportunity Fund ("Large Cap Fund") (together, the "Funds"). You provided comments on the Registration Statement in a telephone conference on November 16, 2006. The following sets forth those comments and the Trust's responses to them. All page references are for the Prospectus and Statement of Additional Information, respectively, included in Post-Effective Amendment No. 71 filed with the Commission on October 10, 2006 pursuant to Rule 485(a) under the Securities Act of 1933.

PROSPECTUS

INTERNATIONAL FUND

1. Principal Investment Strategies/Principal Risks of Investing in this Fund (Page 4)

         Comment: In the section "Principal Investment Strategies" disclose to what extent the Adviser intends to invest in companies operating in

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                           emerging markets (i.e., disclose if there is a
                           limit), particularly in light of the fact that "Emerging Market Risk" appears first under "Principal Risks of Investing in this Fund".

         Response:         In light of the Fund's current investment policy
                           indicated in the Prospectus, "under normal market conditions, the Fund invests at least 80% of its assets in common stocks and American Depository
                           Receipts ("ADRs") of companies located in developed countries throughout the world, but may also invest in companies operating in emerging markets," it is not expected that the Fund would invest more than 20% of the its assets in companies operating in emerging markets. The Registrant is of the opinion that the current disclosure is adequate in this regard.

                           In addition, "Emerging Markets Risk" appears first under "Principal Risks of Investing in this Fund" because the principal risks are listed in alphabetical order - such order is not intended to connote significance of risk. It is important to note that Post-Effective Amendment No. 71 to the Trust's Registration Statement was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of adding two new series to the Trust. Accordingly, there currently exists a combined prospectus for the other funds of the Trust and the Registrant seeks to maintain the consistency of the disclosure among the documents.

2. Principal Investment Strategies/Principal Risks of Investing in this Fund (Page 4/5)

         Comment: Under the section "Principal Investment Strategies" discuss and define "growth--biased investment strategy" and growth style investing using similar language to first few sentences used under "Principal Risks of Investing - Growth Style Risk" on Page 5.

         Response:         "Growth-biased investment strategy" has been changed
                           to read "growth style investment strategy" and the requested disclosure has been added to "Principal
                           Investment Strategies" section of the Prospectus.

3.       "Management of the Fund -- Portfolio Managers" (Page 16)

         Comment: With respect to Daniel W. Hammant, provide corresponding dates relating to his investment experience for the past 5 years.

         Response:         The requested disclosure has been added to the
                           Prospectus.

LARGE CAP FUND

4. "Principal Investment Strategies/Principal Risks of Investing in this Fund" (Page 6)

         Comment: Under the section "Principal Investment Strategies" explain GARP style investing using similar (and expanded) language to that used

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                           under "GARP Style Risk" under "Principal Risks of
                           Investing in this Fund." Please also indicate whether such style of investing is attributable to any person.

         Response:         The requested disclosure has been added to the
                           "Principal Investment Strategies" section of the Prospectus. For the information of the staff, it is the Registrant's understanding that GARP style investing is an industry term that is not attributable to any person.

5.       "Principal Investment Strategies" (Page 6)

         Comment: Under the section "Principal Investment Strategies" clarify whether the Adviser intends to invest in any foreign large cap stocks. If yes, provide disclosure relating to limitations and risks. If no, revise disclosure to read, "Under normal market conditions, the Fund invests at least 80% of its assets in stocks of DOMESTIC large-cap companies that offer growth potential at a reasonable price."

         Response:         In light of the Fund's current investment policy
                           indicated in the Prospectus, "under normal conditions, the Fund invests at least 80% of its assets in large-cap companies that offer growth potential at a reasonable price," the Fund does not intend to invest in foreign securities as a principal investment strategy. However, the Fund is not precluded from investing in foreign securities as a secondary investment strategy. The Registrant is of the opinion that the current disclosure is adequate in this regard.

6.       "Fund Expenses" (Page 8)

         Comment: Under the section "Fund Expenses -- Example" clarify that the effect of the capped expenses is shown only in the "1- year" calculation and not in the "3- year" calculation.

         Response:         The Registrant respectfully disagrees with the
                           staff's comment. The Registrant believes that the calculation of expenses and the current disclosure complies with the requirements of Form N-1A. The current disclosure includes a footnote indicating that the Example "includes one year of capped expenses in each period." Accordingly, the Registrant has not modified the calculation of expenses or the current disclosure in the Prospectus.


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7.       "Management of the Fund -- Related Performance" (Page 17)

         Comment: With respect to the section "Management of the Fund -- Related Performance" please specify in your response which SEC No-Action Letter the Fund is relying on in disclosing related performance and how the Fund is in compliance with such letter. Also, define "large cap accounts" (i.e., provide information about the nature and number of accounts). Also clarify whether all accounts used in composite are managed by the Subadviser. If this is not the case, provide a representation that such related performance is not misleading.

         Response:         Registrant is including related performance of
                           separately managed accounts in reliance on various no-action letters issued by the Commission.1 For the information of the staff, we believe that we meet the conditions set forth in those letters as follows: (i) the composite includes all accounts managed with investment objectives, policies and strategies substantially similar to the Fund, (ii) the accounts comprising the composite are of sufficient size to ensure that the results would be considered relevant to investors, and (iii) we have clearly disclosed that such performance should not be interpreted as the performance of the Fund. For the information of the staff, we confirm that Optimum Investment
                           Management LLC does in fact manage all accounts that are included in the composite.


8. Shareholder Information -- Transaction Policies -- Calculating Share Price" (Page 24)

         Comment: In the section "Shareholder Information -- Transaction Policies -- Calculating Share Price" clarify the following disclosure:

                           "If market quotations are not available or deemed unreliable, securities are valued at fair value as determined by the Adviser in accordance with guidelines adopted and periodically reviewed by the Board of Trustees. THESE CIRCUMSTANCES MAY ARISE, FOR INSTANCE, WHEN TRADING IN A SECURITY IS SUSPENDED, THE EXCHANGE OR MARKET ON WHICH A SECURITY TRADED CLOSES EARLY, OR THE TRADING

---------------------------------------
(1) See Growth Stock Outlook Trust (publicly available April 15, 1986) and Nicholas-Applegate Mutual Funds (publicly available August 6, 1996).

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                           VOLUME IN A SECURITY IS LIMITED, CALLING INTO
                           QUESTION THE RELIABILITY OF MARKET QUOTATIONS."

                           It appears that a transitory phrase or antecedent is needed before the statement "These circumstances..."

         Response:         The Registrant has reviewed the identified disclosure
                           and is of the opinion that a transitory phrase is not necessary. The Registrant believes that adding such phrase would result in repetition of the identified circumstances. Accordingly, the Registrant has not modified the current disclosure in the Prospectus.

9.       "Dividends, Distributions and Taxes - Taxes" (Page 29)

         Comment:          Under the section "Dividends, Distributions and Taxes
                           - Taxes" clarify whether it is expected that a significant amount of the International Fund's distributions will qualify for treatment as qualified dividend income when distributed by the Fund. If not, add statement to that effect.

         Response:         The requested disclosure has been added to the
                           Prospectus.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

10. "Investment Objectives, Strategies and Risk Considerations" -- Borrowing" (Page 1)

         Comment: In the section "Investment Objectives, Strategies and Risk Considerations" -- Borrowing" the first two sentences read:

                           "A Fund may not borrow money or issue senior securities, except as described in this paragraph or as described under "Investment Restrictions." Any policy under "Investment Restrictions" which contradicts policies described in this paragraph governs that applicable Fund's policy on borrowing"

                           The statement points to the restrictions but is confusing/contradictory with respect to transactional limits.

         Response:         The "Borrowing" section provides a general overview
                           of borrowing limits and risk considerations for the Funds. The identified sentence has been included to clarify that, to the extent that one Fund has slightly different investment restrictions relating to borrowing than the other Fund included in this SAI, that the applicable Fund's investment restrictions shall govern. It is important to note that Post-Effective Amendment No. 71 to the

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                           Trust's Registration Statement was filed pursuant to
                           Rule 485(a) under the Securities Act of 1933 for the purpose of adding two new series to the Trust. There currently exists a combined SAI for other funds of the Trust (into which the Funds will eventually be merged) where the identified sentence is most important.


         To the extent appropriate, these responses will be incorporated into the Prospectus and SAI to be filed with the Commission pursuant to Rule 485(b) under the Securities Act.

Sincerely,

/s/ Teresa M.R. Hamlin

Teresa M.R. Hamlin


cc:      Gerald Dillenburg
         Cathy O'Kelly, Esq.
         Deborah Eades, Esq.
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December 22, 2006


Securities and Exchange Commission
Division of Investment Management, Room 5501
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Mr. James O'Connor


         Re: Aston Funds (formerly, ABN AMRO Funds)(the "Registrant") Registration Statement on Form N-1A
                  File Numbers 811-8004; 33-68666

Dear Mr. O'Connor:

         This letter is provided to the Securities and Exchange Commission (the "Commission") in connection with a response being made on behalf of the Registrant to comments that you provided with respect to Post-Effective Amendment No. 71 under the Securities Act of 1933 to the Registrant's registration statement on Form N-1A filed with the Commission on October 10, 2006.

         The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,


Aston Funds


By:  /s/ Gerald F. Dillenburg
     ------------------------------------------------
Name:    Gerald F. Dillenburg
Title:   Senior Vice President, Secretary and Treasurer